                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934

       For the fiscal year ended: December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       Commission file number 000-08193

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Sensytech, Inc. 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Sensytech, Inc.
                   8419 Terminal Road
                   Newington, Virginia 22122

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1999 and 1998 are presented on pages 3 through 8.

Exhibits:

23.    Consent of PricewaterhouseCoopers, L.L.P., independent auditors

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


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                                 SENSYTECH, INC.
                           401(k) PROFIT SHARING PLAN

                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

Report of Independent Accountants                                                                    2


Exhibit A      Statements of Net Assets Available for Benefits
                     December 31, 1999 and 1998                                                      3


Exhibit B      Statements of Changes in Net Assets Available for Benefits
                     Year Ended December 31, 1999                                                    4


Notes to Financial Statements
               December 31, 1999 and 1998                                                          5-7


Schedule of Assets Held for Investment Purposes
               December 31, 1999                                                                     8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Sensytech, Inc. 401(k) Profit-Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Sensytech, Inc. 401(k) Profit-Sharing Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Sensytech, Inc. 401(k) Profit-Sharing Plan as of December 31, 1998, were audited by other auditors whose report dated July 14, 1999, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Pittsburgh, PA
May 12, 2000

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SENSYTECH, INC.                                                        EXHIBIT A
401(k) PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                            1999                      1998

Assets:
    Cash demand deposit                               $           -           $          8,811
    Investments, at fair value                           10,592,243                  9,981,133

    Receivables:
      Participant contributions                              47,607                     59,001
      Employer contributions                                 17,196                    153,235
                                                      ---------------         -----------------

            Total receivables                                64,803                    212,236

    Loans to participants                                    132,179                    93,175
                                                      ---------------         -----------------

               Total Assets                               10,789,225                10,295,355
                                                      ---------------         -----------------
Liabilities:
    Other payables                                                 -                     6,876
    Promissory notes payable (Note 4)                              -                    53,967
                                                      ---------------         -----------------
               Total Liabilities                                   -                    60,843
                                                      ---------------         -----------------

Net assets available for benefits                     $   10,789,225          $     10,234,512
                                                      ===============         =================

    The accompanying notes are an integral part of these financial statements.

SENSYTECH, INC.                                                        EXHIBIT B
401(k) PROFIT-SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Additions:
  Dividend income                                                                    $        482,741
  Interest income                                                                              30,075
  Net appreciation in fair value of investments                                             1,226,780
  Participant contributions                                                                   550,946
  Employer contributions                                                                      178,481
  Transfer of assets from other plans                                                         162,061
                                                                                      -----------------
          Total additions                                                                   2,631,084

Deductions:
  Benefits paid to participants                                                             2,076,371
                                                                                      -----------------
          Total deductions                                                                  2,076,371

Net increase                                                                                  554,713

Net assets available for benefits:
  Beginning of year                                                                        10,234,512
                                                                                      -----------------

  End of year                                                                        $     10,789,225
                                                                                      =================

    The accompanying notes are an integral part of these financial statements.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN AND BENEFITS

       The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of the Sensytech, Inc. (the "Company") who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

       CONTRIBUTIONS
       Each year, participants may make contributions up to 15% of pretax annual compensation into the 401(k) plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds as investment options for participants. The Company contributes to the Plan at a rate of 50% of the employees' contribution, up to 6% of the employees' salary. Contributions are allocated among individual accounts in the name of the eligible employees. In no event, shall contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant account balances and compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING
       Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

       PARTICIPANT LOANS
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1%. For the year ended December 31, 1999, new participant loans were made in the amount of $85,979 and principal payments were made in the amount of $46,975.

       PAYMENT OF BENEFITS
       On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

       FORFEITURES
       In 1999, 1998 forfeitures totaling $15,926 were reallocated to eligible participants account balances. As of December 31, 1999, 1999 forfeitures totaling $86,391 are to be reallocated to eligible participant account balances in 2000. These amounts were not used to off-set current year employer matches.

       OTHER
       Administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     SUMMARY OF ACCOUNTING POLICIES

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES
       The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

3.     INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                                 1999                 1998

American Funds - Europacific Growth Fund                      $  669,515           $        -
American Funds - Washington Mutual Investors Fund              1,082,354            1,165,230
Legg Mason - Cash Reserve Trust                                  771,586                    -
Legg Mason - Special Investment Trust                            703,712              630,325
Legg Mason - Value Trust                                       4,028,956            4,008,294
Sensytech, Inc. - Common Stock                                 2,447,168            2,930,726


4.     PROMISSORY NOTES PAYABLE

       At December 31, 1998, several participants held secured promissory notes and were receiving installment distributions during the term of the notes. The notes matured in three to four years and bore interest rates ranging from six to eight percent on the principal sum. The notes were secured by shares of the Company's stock. During 1999, the participants received a full settlement amounting to $56,660.

5.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan is currently in the process of being amended. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SENSYTECH, INC.
401(k) PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

         ISSUER                        DESCRIPTION                           COST                     VALUE

The American Funds Group           Bond Fund of America                $     374,470          $       358,858
The American Funds Group           Europacific Growth Fund                   464,827                  669,515
The American Funds Group           Smallcap World Fund                       294,787                  373,084
The American Funds Group           Washington Mutual Investors             1,159,961                1,082,354
Legg Mason Wood Walker, Inc.       Cash Reserve Trust                        771,586                  771,586
Legg Mason Wood Walker, Inc.       High Yield Portfolio                      157,522                  157,014
Legg Mason Wood Walker, Inc.       Special Investment Trust                  520,241                  703,712
Legg Mason Wood Walker, Inc.       Value Trust                             2,636,623                4,028,956
Sensytech, Inc.                    Common Stock                            1,658,670                2,447,164
                                                                       --------------         ----------------

                                                                       $   8,038,687          $    10,592,243
                                                                       ==============         ================

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 SENSYTECH, INC.
                                 401(k) PROFIT SHARING PLAN

June 30, 2000                    /s/Cinda L. Milewski
                                 -----------------------------------------------
                                 Cinda L. Milewski, Plan Administrator